Exhibit 99.6

Total financial statements

First quarter 2004 consolidated accounts, French GAAP

CONSOLIDATED STATEMENTS OF INCOME

Total

	First quarter	First quarter
Amounts in millions of euros (1)	2004	2003
	(unaudited)	(unaudited)

Total sales	27,860	28,303
Operating expenses	(23,161)	(23,210)
Depreciation, depletion, and amortization of tangible assets	(1,193)	(1,229)

Operating income
Corporate	(58)	(55)
Business segments *	3,564	3,919

Total operating income	3,506	3,864

Interest expense, net	(40)	(42)
Dividend income on non-consolidated subsidiaries	15	5
Dividends on subsidiaries’ redeemable preferred shares	(1)	(2)
Other income (expense), net	(23)	(263)
Provision for income taxes	(1,682)	(1,597)
Equity in income (loss) of affiliates	276	251

Income before amortization of acquisition goodwill	2,051	2,216

Amortization of acquisition goodwill	(30)	(30)

Consolidated net income	2,021	2,186

of which minority interest	60	66

NET INCOME **	1,961	2,120

Earnings per share (euros) ***	3.15	3.28

*Operating income from business segments, adjusted for special items	3,564	3,919

Net operating income from business segments, adjusted for special items	1,924	2,051

**Net income (Group share), adjusted for special items	1,978	2,120

***Earnings per share, adjusted for special items (euros)	3.18	3.28

(1) Except for earnings per share

CONSOLIDATED BALANCE SHEET
Total

	Amounts in millions of euros

	31/03/2004	31/12/2003	31/03/2003
	(unaudited)		(unaudited)

ASSETS

NON-CURRENT ASSETS
Intangible assets, net	2,031	2,017	2,248
Property, plant, and equipment, net	37,300	36,286	37,773
Equity affiliates : investments and loans	8,224	7,833	7,857
Other investments	1,170	1,162	1,221
Other non-current assets	3,286	3,152	3,851

Total non-current assets	52,011	50,450	52,950

CURRENT ASSETS
Inventories, net	6,067	6,137	5,982
Accounts receivable, net	14,278	12,357	13,498
Prepaid expenses and other current assets	4,746	4,779	4,637
Short-term investments	1,393	1,404	1,489
Cash and cash equivalents	16,175	4,836	13,117

Total current assets	42,659	29,513	38,723

TOTAL ASSETS	94,670	79,963	91,673

LIABILITIES & SHAREHOLDERS’ EQUITY

SHAREHOLDERS’ EQUITY
Common shares	6,497	6,491	6,874
Paid-in surplus and retained earnings	32,402	30,408	32,689
Cumulative translation adjustment	(2,636)	(3,268)	(1,463)
Treasury shares	(3,858)	(3,225)	(6,001)

Total shareholders’ equity	32,405	30,406	32,099

SUBSIDIARIES’ REDEEMABLE PREFERRED SHARES	409	396	459

MINORITY INTEREST	715	664	715

LONG-TERM LIABILITIES
Deferred income taxes	5,622	5,443	6,121
Employee benefits	3,903	3,818	3,931
Other liabilities	6,375	6,344	6,708

Total long-term liabilities	15,900	15,605	16,760

LONG-TERM DEBT	11,023	9,783	10,728

CURRENT LIABILITIES
Accounts payable	11,212	10,304	9,961
Other creditors and accrued liabilities	10,868	8,970	10,444
Short-term borrowings and bank overdrafts	12,138	3,835	10,507

Total current liabilities	34,218	23,109	30,912

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	94,670	79,963	91,673

CONSOLIDATED STATEMENTS OF CASH FLOWS
Total

	First quarter	First quarter
Amounts in millions of euros	2004	2003
	(unaudited)	(unaudited)

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	2,021	2,186

Depreciation, depletion, and amortization	1,268	1,298

Long-term liabilities, valuation allowances, and deferred taxes	(11)	(406)
Unsuccessful exploration costs	73	60
(Gains)/Losses on sales of assets	(74)	204
Equity in income of affiliates (in excess of)/less than dividends received	(228)	(178)
Other changes, net	11	2

Cash flow from operating activities before changes in working capital	3,060	3,166
(Increase)/Decrease in operating assets and liabilities	1,023	656

CASH FLOW FROM OPERATING ACTIVITIES (1)	4,083	3,822

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant, and equipment additions	(1,269)	(1,211)
Exploration expenditures charged to expenses	(73)	(53)
Acquisitions of subsidiaries, net of cash acquired	—	—
Investments in equity affiliates and other securities	(31)	(5)
Increase in long-term loans	(238)	(225)

Total expenditures	(1,611)	(1,494)
Proceeds from sale of intangible assets and property, plant, and equipment	74	77
Proceeds from sale of subsidiaries, net of cash sold	1	733
Proceeds from sale of non-current investments	26	2
Repayment of long-term loans	81	181

Total divestitures	182	993
(Increase)/Decrease in short-term investments	12	19

CASH FLOW USED IN INVESTING ACTIVITIES	(1,417)	(482)

CASH FLOW FROM FINANCING ACTIVITIES

Issuance and repayment of shares:
Parent company’s shareholders	—	1
Purchase of treasury shares	(633)	(1,591)
Minority shareholders	39	7
Subsidiaries’ redeemable preferred shares	—	—
Cash dividends paid:
— Parent company’s shareholders	—	—
— Minority shareholders	(4)	(12)
Net issuance/(repayment) of long-term debt	1,225	992
Increase/(Decrease) in short-term borrowings and bank overdrafts	7,661	5,445
Other changes, net	(1)	(2)

CASH FLOW FROM FINANCING ACTIVITIES	8,287	4,840

Net increase/decrease in cash and cash equivalents	10,953	8,180
Effect of exchange rates and changes in reporting entity on cash and cash equivalents	386	(29)
Cash and cash equivalents at the beginning of the year or period	4,836	4,966

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	16,175	13,117

(1) Including payments relating to the Toulouse AZF plant explosion, offset by a long-term liability write-back of 130 million euros for the first quarter 2004 and 182 million euros for the first quarter 2003.

BUSINESS SEGMENTS INFORMATION
Total
(unaudited)

	Amounts in millions of euros

First quarter 2004	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,930	17,245	4,673	12		27,860
Intersegment sales	3,062	579	142	41	(3,824)	—

Total sales	8,992	17,824	4,815	53	(3,824)	27,860

Depreciation, depletion, and amortization of tangible assets	(778)	(213)	(194)	(8)		(1,193)

Operating income	2,819	546	199	(58)		3,506

Amortization of intangible assets and acquisition goodwill	(4)	(21)	(32)	(8)		(65)
Equity in income (loss) of affiliates and other items	117	51	(6)	145		307
Tax on net operating income	(1,543)	(165)	(54)	68		(1,694)

Net operating income	1,389	411	107	147		2,054

Net cost of net debt						(32)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(61)

Net income						1,961

First quarter 2004
(special items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	—	—	—	—		—
Intersegment sales					—	—

Total sales	—	—	—	—	—	—

Depreciation, depletion, and amortization of tangible assets	—	—	—	—		—

Operating income	—	—	—	—		—

Amortization of intangible assets and acquisition goodwill	—	—	—	—		—
Equity in income (loss) of affiliates and other items	—	—	(26)	—		(26)
Tax on net operating income	—	—	9	—		9

Net operating income	—	—	(17)	—		(17)

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						—

Net income						(17)

First quarter 2004
(adjusted for special items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,930	17,245	4,673	12	—	27,860
Intersegment sales	3,062	579	142	41	(3,824)	—

Total sales	8,992	17,824	4,815	53	(3,824)	27,860

Depreciation, depletion, and amortization of tangible assets	(778)	(213)	(194)	(8)		(1,193)

Operating income	2,819	546	199	(58)		3,506

Amortization of intangible assets and acquisition goodwill	(4)	(21)	(32)	(8)		(65)
Equity in income (loss) of affiliates and other items	117	51	20	145		333
Tax on net operating income	(1,543)	(165)	(63)	68		(1,703)

Net operating income	1,389	411	124	147		2,071

Net cost of net debt						(32)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(61)

Net income						1,978

First quarter 2004	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	1,212	226	162	11		1,611
Divestitures at selling price	99	43	19	21		182
Cash flow from operating activities (1)	2,330	1,710	(82)	125		4,083

(1) In the Chemicals segment, this figure amounts to 48 million euros excluding an amount of 130 million euros paid relating to the Toulouse AZF plant explosion.

BUSINESS SEGMENTS INFORMATION
Total
(unaudited)

	Amounts in millions of euros

First quarter 2003	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,022	18,718	4,553	10	—	28,303
Intersegment sales	3,164	700	151	29	(4,044)	—

Total sales	8,186	19,418	4,704	39	(4,044)	28,303

Depreciation, depletion, and amortization of tangible assets	(829)	(210)	(180)	(10)		(1,229)

Operating income	3,025	779	115	(55)		3,864

Amortization of intangible assets and acquisition goodwill	(3)	(18)	(33)	(6)		(60)
Equity in income (loss) of affiliates and other items	64	63	(193)	110		44
Tax on net operating income	(1,681)	(239)	172	131		(1,617)

Net operating income	1,405	585	61	180		2,231

Net cost of net debt						(43)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(68)

Net income						2,120

First quarter 2003
(special items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales

Total sales

Depreciation, depletion, and amortization of tangible assets						—

Operating income						—

Amortization of intangible assets and acquisition goodwill						—
Equity in income (loss) of affiliates and other items						—
Tax on net operating income						—

Net operating income	—	—	—	—		—

Net cost of net debt
Minority interests and dividends on subsidiaries’ redeemable preferred shares

Net income						—

First quarter 2003
(adjusted for special items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,022	18,718	4,553	10	—	28,303
Intersegment sales	3,164	700	151	29	(4,044)	—

Total sales	8,186	19,418	4,704	39	(4,044)	28,303

Depreciation, depletion, and amortization of tangible assets	(829)	(210)	(180)	(10)		(1,229)

Operating income	3,025	779	115	(55)		3,864

Amortization of intangible assets and acquisition goodwill	(3)	(18)	(33)	(6)		(60)
Equity in income (loss) of affiliates and other items	64	63	(193)	110		44
Tax on net operating income	(1,681)	(239)	172	131		(1,617)

Net operating income	1,405	585	61	180		2,231

Net cost of net debt						(43)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(68)

Net income						2,120

First quarter 2003	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	1,166	125	175	28		1,494
Divestitures at selling price	180	44	755	14		993
Cash flow from operating activities	2,571	1,560	(81)	(228)		3,822

(1)	In the Chemicals segment, this figure amounts to 101 million euros excluding an amount of 182 million euros paid relating to the Toulouse AZF plant explosion.

CONSOLIDATED STATEMENTS OF INCOME (Impact of special items)
Total

	First quarter		First quarter
	2004		2003

Amounts in millions of euros	Adjusted for	Special items	Consolidated	Adjusted for
	special items		statement of	special items
			income

Total sales	27,860	—	27,860	28,303
Operating expenses	(23,161)	—	(23,161)	(23,210)
Depreciation, depletion, and amortization of tangible assets	(1,193)	—	(1,193)	(1,229)

Operating income
Corporate	(58)	—	(58)	(55)
Business segments	3,564	—	3,564	3,919

Total operating income	3,506	—	3,506	3,864

Interest expense, net	(40)	—	(40)	(42)
Dividend income on non-consolidated subsidiaries	15	—	15	5
Dividends on subsidiaries’ redeemable preferred shares	(1)	—	(1)	(2)
Other income (expense), net	3	(26)	(23)	(263)
Provision for income taxes	(1,691)	9	(1,682)	(1,597)
Equity in income (loss) of affiliates	276	—	276	251

Income before amortization of acquisition goodwill	2,068	(17)	2,051	2,216

Amortization of acquisition goodwill	(30)	—	(30)	(30)

Consolidated net income	2,038	(17)	2,021	2,186

of which minority interest	60	—	60	66

NET INCOME	1,978	(17)	1,961	2,120

TOTAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR

THE FIRST THREE MONTHS OF 2004

(unaudited)

I.     ACCOUNTING POLICIES

The consolidated financial statements of TOTAL and its subsidiaries (together, the Company or Group) have been prepared in accordance with generally accepted accounting principles in France (French “GAAP”) and comply with the principles and methodology relative to consolidated financial statements, Regulation No. 99-02 approved by the decree dated June 22, 1999 of the French Accounting Regulations Committee.

Furthermore, the Company applies the standards issued by the Financial Accounting Standard Board (FASB) which are compatible with the French Regulations and which contribute, in their current wording, to better reflect the assets and liabilities of the Company and the best comparability with the other oil majors, namely those from North America. The exceptions to the use of FASB standards are presented in the Annual Report as well as in the Annual Report under US Generally Accepted Accounting Principles (Form 20-F).

The accounting policies applied for the consolidated financial statements as of March 31, 2004 are the same as those used for the Financial Statements as of December 31, 2003.

II.     CHANGES IN THE GROUP STRUCTURE

There were no major changes in the Group structure during the first three months of 2004.

III.     SPECIAL ITEMS

For the first three months of 2004

Special items of operating income

There were no special items affecting the operating income during the first quarter of 2004.

Special items of net income

(in millions of euros)	Upstream	Downstream	Chemicals	Corporate	Total

Restructuring charges	—	—	(17)	—	(17)

Asset impairment	—	—	—	—	—

Gain on assets’ sales	—	—	—	—	—

Other items	—	—	—	—	—

Total	—	—	(17)	—	(17)

For the first three months of 2003

There were no special items during the first quarter of 2003.

IV.     SHAREHOLDERS’ EQUITY

Shares held by the parent company, TOTAL S.A.

As of March 31, 2004, TOTAL S.A. held 16,201,889 of its own shares, representing 2.49% of its share capital, detailed as follows:

—	10,221,889 shares allocated to covering share purchase option plans for Company employees; these shares are recorded as short-term investments and maintained within the total assets,

—	5,980,000 shares, of which 1,680,000 shares were purchased in November and December 2003, and 4,300,000 during the first three months of 2004, pursuant to the authorization granted by the Ordinary and Extraordinary Shareholders’ Meeting held on May 6, 2003. These shares are deducted from the consolidated shareholders’ equity.

Shares held by the subsidiaries

As of March 31, 2004, TOTAL S.A. held indirectly, through its subsidiaries 25,082,817 of its own shares, representing 3.86% of its share capital:

—	505,918 shares held by a consolidated subsidiary, Total Nucléaire, indirectly controlled by TOTAL S.A. These shares were initially acquired in order to realize short-term cash investments and are recorded in short-term investments in the consolidated financial statements;

—	24,576,899 shares held by subsidiaries of Elf Aquitaine, Financière Valorgest, Sogapar and Fingestval. These shares were deducted from the consolidated shareholders’ equity.

Consolidated statements of changes in shareholders’ equity

			Paid-in
	Common shares issued		surplus and	Cumulative	Treasury shares
			retained	translation			Shareholders’
(in millions of euros)	Number	Amount	earnings	adjustments	Number	Amount	equity

As of December 31, 2003	649,118,236	6,491	30,408	(3,268)	(26,256,899)	(3,225)	30,406

Cash dividend	—	—	—	—	—	—	—

Net income – 1st quarter 2003	—	—	1,961	—	—	—	1,961

Issuance of common shares	622,573	6	33	—	—	—	39

Purchase of treasury shares	—	—	—	—	(4,300,000)	(633)	(633)

Cancellation of purchased treasury shares	—	—	—	—	—	—	—

Translation adjustments	—	—	—	632	—	—	632

Other changes, net	—	—	—	—	—	—	—

As of March 31, 2004	649,740,809	6,497	32,402	(2,636)	(30,556,899)	(3,858)	32,405

			Paid-in
	Common shares issued		surplus and	Cumulative	Treasury shares
			retained	translation			Shareholders’
(in millions of euros)	Number	Amount	earnings	adjustments	Number	Amount	equity

As of December 31, 2002	687,190,510	6,872	30,514	(830)	(35,026,899)	(4,410)	32,146

Cash dividend	—	—	—	—	—	—	—

Net income – 1st quarter 2002	—	—	2,120	—	—	—	2,120

Issuance of common shares	236,642	2	5	—	—	—	7

Purchase of treasury shares	—	—	—	—	(13,115,000)	(1,591)	(1,591)

Cancellation of purchased treasury shares	—	—	—	—	—	—	—

Translation adjustments	—	—	—	(633)	—	—	(633)

Other changes, net (1)	—	—	50	—	—	—	50

As of March 31, 2003	687,427,152	6,874	32,689	(1,463)	(48,141,899)	(6,001)	32,099

(1) The change in the category “Other” is primarily due to the effect of the first application of the standard FAS No. 143.

V.     SUBSIDIARIES’ REDEEMABLE PREFERRED SHARES

There were no operations on these preferred shares during the first three months of 2004.

VI.     LONG-TERM DEBT

The Group has issued debenture loans through its subsidiary Total Capital during the first three months of 2004:

—	Debenture 2.375% 2003-2010 (200 million CHF)
—	Debenture 4.875% 2004-2010 (250 million GBP)
—	Debenture 3.75% 2004-2010 (500 million EUR)
—	Debenture 6% 2004-2009 (150 million AUD)
—	Debenture 4.875% 2004-2010 (100 million GBP)

The Group has not reimbursed any debenture loan during the first three months of 2004.

In the context of its active cash management, the Group may increase temporarily its short-term borrowings, particularly in the form of commercial paper. The short-term borrowings and the cash and cash equivalents resulting from this cash management in the quarterly financial statements are not necessarily representative of a steady position.

VII.     INFORMATION BY BUSINESS SEGMENT

	Amounts in millions of euros
First quarter 2004	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,930	17,245	4,673	12		27,860
Intersegment sales	3,062	579	142	41	(3,824)	—

Total sales	8,992	17,824	4,815	53	(3,824)	27,860

Depreciation, depletion, and amortization of tangible assets	(778)	(213)	(194)	(8)		(1,193)

Operating income	2,819	546	199	(58)		3,506

Amortization of intangible assets and acquisition goodwill	(4)	(21)	(32)	(8)		(65)
Equity in income (loss) of affiliates and other items	117	51	(6)	145		307
Tax on net operating income	(1,543)	(165)	(54)	68		(1,694)

Net operating income	1,389	411	107	147		2,054

Net cost of net debt						(32)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(61)

Net income						1,961

First quarter 2004
(special items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	—	—	—	—		—
Intersegment sales					—	—

Total sales	—	—	—	—	—	—

Depreciation, depletion, and amortization of tangible assets	—	—	—	—		—

Operating income	—	—	—	—		—

Amortization of intangible assets and acquisition goodwill	—	—	—	—		—
Equity in income (loss) of affiliates and other items	—	—	(26)	—		(26)
Tax on net operating income	—	—	9	—		9

Net operating income	—	—	(17)	—		(17)

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						—

Net income						(17)

First quarter 2004
(adjusted for special items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,930	17,245	4,673	12	—	27,860
Intersegment sales	3,062	579	142	41	(3,824)	—

Total sales	8,992	17,824	4,815	53	(3,824)	27,860

Depreciation, depletion, and amortization of tangible assets	(778)	(213)	(194)	(8)		(1,193)

Operating income	2,819	546	199	(58)		3,506

Amortization of intangible assets and acquisition goodwill	(4)	(21)	(32)	(8)		(65)
Equity in income (loss) of affiliates and other items	117	51	20	145		333
Tax on net operating income	(1,543)	(165)	(63)	68		(1,703)

Net operating income	1,389	411	124	147		2,071

Net cost of net debt						(32)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(61)

Net income						1,978

First quarter 2004	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	1,212	226	162	11		1,611
Divestitures at selling price	99	43	19	21		182
Cash flow from operating activities (1)	2,330	1,710	(82)	125		4,083

(1) In the Chemicals segment, this figure amounts to 48 million euros excluding an amount of 130 million euros paid relating to the Toulouse AZF plant explosion.

	Amounts in millions of euros
First quarter 2003	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,022	18,718	4,553	10	—	28,303
Intersegment sales	3,164	700	151	29	(4,044)	—

Total sales	8,186	19,418	4,704	39	(4,044)	28,303

Depreciation, depletion, and amortization of tangible assets	(829)	(210)	(180)	(10)		(1,229)

Operating income	3,025	779	115	(55)		3,864

Amortization of intangible assets and acquisition goodwill	(3)	(18)	(33)	(6)		(60)
Equity in income (loss) of affiliates and other items	64	63	(193)	110		44
Tax on net operating income	(1,681)	(239)	172	131		(1,617)

Net operating income	1,405	585	61	180		2,231

Net cost of net debt						(43)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(68)

Net income						2,120

First quarter 2003
(special items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales

Total sales

Depreciation, depletion, and amortization of tangible assets						—

Operating income						—

Amortization of intangible assets and acquisition goodwill						—
Equity in income (loss) of affiliates and other items						—
Tax on net operating income						—

Net operating income	—	—	—	—		—

Net cost of net debt
Minority interests and dividends on subsidiaries’ redeemable preferred shares

Net income						—

First quarter 2003
(adjusted for special items)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,022	18,718	4,553	10	—	28,303
Intersegment sales	3,164	700	151	29	(4,044)	—

Total sales	8,186	19,418	4,704	39	(4,044)	28,303

Depreciation, depletion, and amortization of tangible assets	(829)	(210)	(180)	(10)		(1,229)

Operating income	3,025	779	115	(55)		3,864

Amortization of intangible assets and acquisition goodwill	(3)	(18)	(33)	(6)		(60)
Equity in income (loss) of affiliates and other items	64	63	(193)	110		44
Tax on net operating income	(1,681)	(239)	172	131		(1,617)

Net operating income	1,405	585	61	180		2,231

Net cost of net debt						(43)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(68)

Net income						2,120

First quarter 2003	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	1,166	125	175	28		1,494
Divestitures at selling price	180	44	755	14		993
Cash flow from operating activities	2,571	1,560	(81)	(228)		3,822

(1) In the Chemicals segment, this figure amounts to 101 million euros excluding an amount of 182 million euros paid relating to the Toulouse AZF plant explosion.